Exhibit 99.11
EXECUTION COPY
THE WOODBRIDGE COMPANY LIMITED
65 Queen Street West
Suite 2400
Toronto, Ontario
M5H 2M5
April 17, 2008

Thomson Reuters Corporation	Thomson Reuters PLC
Suite 2706, Toronto Dominion Bank Tower	First Floor, The Quadrangle
Toronto-Dominion Centre	180 Wardour Street
Toronto, Ontario	London, United Kingdom
M5K 1A1, Canada	W1A 4Y9
Dear Sirs/Mesdames:
Re: Take-Over Bids and Similar Transactions
     Reference is made to Section 8 of the Equalization and Governance Agreement dated as of April 17, 2008 (the “Equalization and Governance Agreement”) between Thomson Reuters Corporation and Thomson Reuters PLC. Capitalized terms used but not otherwise defined herein have the respective meanings attributed thereto in the Equalization and Governance Agreement.
     In consideration of the sum of $1.00 paid by each of Thomson Reuters Corporation and Thomson Reuters PLC to The Woodbridge Company Limited (“Woodbridge”) and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Woodbridge agrees that it will not:
(a)	tender any TR Corporation Common Shares Beneficially Owned by it from time to time, or any TR PLC Ordinary Shares in which it is Interested (as such term is defined for purposes of Section 8 of the Equalization and Governance Agreement) from time to time, to, or otherwise support, a take-over bid or similar transaction made by a Person in respect of whom a Triggering Event has occurred unless (i) that transaction is, or is made pursuant to or in accordance with, a Qualifying Take-Over Bid by such Person or (ii) the Triggering Event was a Permitted Bid Acquisition by such Person; or

(b)	sell or otherwise transfer any such TR Corporation Common Shares or TR PLC Ordinary Shares, or otherwise support the sale or transfer of any such TR Corporation Common Shares or TR PLC Ordinary Shares, to a Person if that sale or transfer would result in the occurrence of a Triggering Event unless (i) that sale or transfer is, or is made pursuant to or in accordance with, a Qualifying Take-Over Bid by such Person or (ii) the Triggering Event would be a Permitted Bid Acquisition by such Person.

     Woodbridge shall cause its Affiliates (other than members of the TR Group) to comply with this letter agreement, and be responsible and liable for any breach of this letter agreement by such Affiliates, in each case as if they were parties to and bound by the provisions of this letter agreement by which Woodbridge is bound on the same basis as Woodbridge.
     This letter agreement shall continue in force and effect until the date on which the Equalization and Governance Agreement is terminated in accordance with its terms.
     This letter agreement may not be assigned by any of the parties hereto without the prior written consent of each of the other parties hereto. Subject to the foregoing, this letter agreement shall enure to the benefit of and shall be binding upon each party hereto and its successors and permitted assigns.
     Woodbridge acknowledges that a breach or threatened breach by it of any provision of this letter agreement will result in Thomson Reuters Corporation and Thomson Reuters PLC suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, Woodbridge agrees that Thomson Reuters Corporation and Thomson Reuters PLC shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which Thomson Reuters Corporation and Thomson Reuters PLC may become entitled.
     This letter agreement shall be construed in accordance with and governed by the laws of the province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Any suit, action or proceeding against any party hereto or any of its assets arising out of or relating to this letter agreement may be brought in a competent court of the Province of Ontario, and each party hereto hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each party hereto irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.
     If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon it will constitute our agreement with respect to the subject matter hereof effective as of the date hereof.

Yours very truly, THE WOODBRIDGE COMPANY LIMITED
By:	/s/ David W. Binet
Name: David W. Binet
Title: Executive Vice-President

Accepted and agreed to by the undersigned as of the date of this letter first written above.

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel

THOMSON REUTERS PLC

By:	/s/ W. Geoffrey Beattie

Name: W. Geoffrey Beattie
Title: Director